October 2009

Pricing Sheet dated October 23, 2009 relating to
Preliminary Terms No. 215 dated October 12, 2009 to
Registration Statement No. 333-156423
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
13.5% RevConsSM
Based on the Common Stock of Freeport-McMoRan Copper and Gold Inc. due April 28, 2010
Reverse Convertible Securities
PRICING TERMS – OCTOBER 23, 2009
Issuer:	Morgan Stanley
Aggregate principal amount:	$12,510,000
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons (see “Commissions and Issue Price” below)
Maturity date:	April 28, 2010
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying stock on the determination date is less than the initial share price and the closing price of the underlying stock has declined to or below the trigger price on any trading day from and including the trading day following the pricing date to and including the determination date, (x) a number of shares of the underlying stock equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Exchange ratio:	12.29256 (the stated principal amount divided by the initial share price, subject to adjustments for corporate events)
Trigger level:	75%
Trigger price:	$61.0125 (the trigger price is equal to the product of the trigger level times the initial share price)
Determination date:	April 23, 2010 (3 business days before the maturity date), subject to postponement in the event of certain market disruption events
Coupon:	13.50% per annum, payable monthly beginning November 28, 2009.
Underlying stock:	Freeport-McMoRan Copper and Gold Inc.
Initial share price:	$81.35, which is the closing price of the underlying stock on the pricing date.
Pricing date:	October 23, 2009
Original issue date:	October 28, 2009
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	617482HL1
ISIN:	US617482HL14
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)(2)	Proceeds to Company
Per RevCons	$1,000	$15	$985
Total	$12,510,000	$187,650	$12,322,350
(1)         The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of RevCons purchased by that investor.  The lowest price payable by an investor is $995 per RevCons.  Please see “Syndicate Information” on page 6 of the accompanying preliminary terms for further details.
(2)         For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for reverse convertible securities (“RevCons”).

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 215 dated October 12, 2009
Prospectus Supplement for RevCons dated August 20, 2009
Prospectus dated December 23, 2008

THE REVCONS ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE REVCONS WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.